UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. ___)*

Under the Securities Exchange Act of 1934

FAIRPOINT COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
305560302
(CUSIP Number)
January 24, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  305560302

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Marathon Asset Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power:	4,121,444*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	4,121,444*
	(8) Shared Dispositive Power:	0*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,121,444*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11)	Percent of Class Represented by Amount in Row (9): 14.96%*

(12)	Type of Reporting Person (See Instructions): IA

* This number consists of (i) 2,850,793 shares of common stock, par value $0.01 per share (“Shares”), of FairPoint Communications, Inc., a Delaware corporation (the “Company”), and (ii) warrants to purchase 1,270,651 Shares (“Warrants”), which Warrants are exercisable as of the date of this report.  Beneficial ownership percentage is based on 26,270,186 Shares issued and outstanding as of January 24, 2011 (the “Effective Date”), as disclosed in the Company’s Current Report on Form 8-K dated as of the Effective Date and filed with the Securities and Exchange Commission on January 25, 2011.  The Shares and the Warrants are held by funds and accounts (collectively, the “Funds and Accounts”) which are managed by Marathon Asset Management, L.P. (“Marathon”).  On October 26, 2009, the Company and substantially all of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”; such cases, collectively, the “Chapter 11 Cases”).  Upon the effectiveness of the Third Amended Joint Plan of Reorganization of the Debtors (the “Plan”), which was confirmed by order of the Court on January 13, 2011 and became effective as of the Effective Date, the Funds and Accounts, which were lenders to the Debtors prior to the commencement of the Chapter 11 Cases, had the right to receive Shares and Warrants issued and distributed to satisfy creditor claims, including claims of holders of debt.  As of the date of this report, it is estimated that the Funds and Accounts are entitled to receive an aggregate of 2,850,793 Shares and 1,270,651 Warrants.  Although Marathon believes that the foregoing estimates are reasonable, and a significant portion of such Shares and Warrants has been delivered to the Funds and Accounts as of the date of this report, these numbers may be subject to change upon actual receipt by the Funds and Accounts of all such Shares and Warrants.

Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds and Accounts.  Accordingly, for the purposes of Reg. Section 240.13d-3, Marathon may be deemed to beneficially own an aggregate of 4,121,444 Shares, or 14.96% of the Shares deemed issued and outstanding as of the Effective Date.  The general partner of Marathon is Marathon Asset Management GP, L.L.C.  Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management GP, L.L.C.  This report shall not be deemed an admission that Marathon, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 1(a)  Name Of Issuer.   FairPoint Communications, Inc.

Item 1(b)  Address of Issuer’s Principal Executive Offices.   521 East Morehead Street, Suite 500, Charlotte, North Carolina  28202

Item 2(a)  Name of Person Filing.   Marathon Asset Management, L.P.

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence.   One Bryant Park, 38th Floor, New York, New York 10036

Item 2(c)  Citizenship.   Delaware, United States

Item 2(d)  Title of Class of Securities.   Common Stock, par value $0.01 per share

Item 2(e)  CUSIP No.   305560302

Item 3.    If  This  Statement Is  Filed  Pursuant  to  Section  240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:	4,121,444*

(b)	Percent of Class:	14.96%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	4,121,444*

(ii)	shared power to vote or to direct the vote:	0*

(iii)	sole power to dispose or to direct the disposition of:	4,121,444*

(iv)	shared power to dispose or to direct the disposition of:	0*

* This number consists of (i) 2,850,793 shares of common stock, par value $0.01 per share (“Shares”), of FairPoint Communications, Inc., a Delaware corporation (the “Company”), and (ii) warrants to purchase 1,270,651 Shares (“Warrants”), which Warrants are exercisable as of the date of this report.  Beneficial ownership percentage is based on 26,270,186 Shares issued and outstanding as of January 24, 2011 (the “Effective Date”), as disclosed in the Company’s Current Report on Form 8-K dated as of the Effective Date and filed with the Securities and Exchange Commission on January 25, 2011.  The Shares and the Warrants are held by funds and accounts (collectively, the “Funds and Accounts”) which are managed by Marathon Asset Management, L.P. (“Marathon”).  On October 26, 2009, the Company and substantially all of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”; such cases, collectively, the “Chapter 11 Cases”).  Upon the effectiveness of the Third Amended Joint Plan of Reorganization of the Debtors (the “Plan”), which was confirmed by order of the Court on January 13, 2011 and became effective as of the Effective Date, the Funds and Accounts, which were lenders to the Debtors prior to the commencement of the Chapter 11 Cases, had the right to receive Shares and Warrants issued and distributed to satisfy creditor claims, including claims of holders of debt.  As of the date of this report, it is estimated that the Funds and Accounts are entitled to receive an aggregate of 2,850,793 Shares and 1,270,651 Warrants.  Although Marathon believes that the foregoing estimates are reasonable, and a significant portion of such Shares and Warrants has been delivered to the Funds and Accounts as of the date of this report, these numbers may be subject to change upon actual receipt by the Funds and Accounts of all such Shares and Warrants.

Marathon, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds and Accounts.  Accordingly, for the purposes of Reg. Section 240.13d-3, Marathon may be deemed to beneficially own an aggregate of 4,121,444 Shares, or 14.96% of the Shares deemed issued and outstanding as of the Effective Date.  The general partner of Marathon is Marathon Asset Management GP, L.L.C.  Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management GP, L.L.C.  This report shall not be deemed an admission that Marathon, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.    Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  [    ]

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

       Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

       Not Applicable.

Item 9.    Notice of Dissolution of Group.

       Not Applicable.

Item 10.     Certifications.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth  in this statement is true, complete and correct.

February 4, 2011

MARATHON ASSET MANAGEMENT, L.P.

By:	Marathon Asset Management GP, L.L.C., its general partner

By:	/s/ Louis Hanover
Name: Louis Hanover Title: Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)